UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 11, 2023, Polestar Automotive Holding UK PLC (“Polestar”) announced its financial results for the first quarter ended March 31, 2023 in a press release that is attached hereto as Exhibit 99.1. A copy of the investor update presentation that was posted on the investor relations website of Polestar in connection with the announcement is attached hereto as Exhibit 99.2.

Also attached as exhibits to this Report on Form 6-K are (i) Polestar’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Three Months Ended March 31, 2023 and 2022, which is attached as Exhibit 99.3; and (ii) Polestar’s Unaudited Condensed Consolidated Financial Statements as of March 31, 2023 and for the Three Months Ended March 31, 2023 and 2022, which are attached as Exhibit 99.4

The information contained in Exhibit 99.3 and Exhibit 99.4 shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No: 333-267146) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated May 11, 2023, titled “Polestar reports results for first quarter of 2023 and intensifies cost management.”

99.2	Investor Update, dated May 11, 2023.

99.3	Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Three Months Ended March 31, 2023 and 2022.

99.4	Unaudited Condensed Consolidated Financial Statements as of March 31, 2023 and for the Three Months Ended March 31, 2023 and 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: May 11, 2023	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer

4